Exhibit No. 21.1

WOUND MANAGEMENT TECHNOLOGIES, INC.
List of Subsidiaries

100% Owned Subsidiaries:

Wound Care Innovations, LLC	Nevada limited liability company

Innovate OR, Inc.	Texas corporation

Resorbable Orthopedic Products, Inc.	Texas limited liability company

50% Owned Joint Venture:

Pharma Tech International, LLC	Nevada limited liability company